Contact

www.linkedin.com/in/bray-wilcock
(LinkedIn)

Bray Wilcock

Founder & CEO at Bloomy | Marine Veteran
United States

Summary

Building Bloomy.

Former US Marine Infantry Officer.

Passions include surfing, skiing, photography, mentoring transitioning veterans and all things wellness.

Experience

Bloomy
Founder & CEO
January 2023 - Present (3 years)

Bloomy is a wellness events marketplace where hosts create, ticket & market their experiences, brands access target audiences through event sponsorship, and consumers discover & attend unforgettable wellness events in their local area & around the world.

On Deck
Founder Fellow (ODF17)
April 2023 - June 2023 (3 months)
San Francisco Bay Area

Science
Strategy & Ops - Studio Team
May 2022 - December 2022 (8 months)
Santa Monica, California, United States

Hello.Me
Chief of Staff & Head of Ops
November 2021 - May 2022 (7 months)

United States Marine Corps
5 years 1 month

Company Commander

December 2020 - May 2021 (6 months)
Camp Pendleton, California

Golf Company, 2nd Battalion, 4th Marines
Commanding Officer of an Infantry Rifle Company, a cohesive team with 200 U.S. Marines and Sailors. Led and coordinated daily operations of the Company through austere, chaotic, mentally and physically demanding environments. Developed our Marines and Sailors personal and professional capabilities and character on a daily basis by encouraging and leveraging innovation and initiative at all levels of leadership throughout the company.

Company Executive Officer
July 2019 - December 2020 (1 year 6 months)
Camp Pendleton, California

Second in Command and Chief of Staff for a 265 person organization with 10 divisions. Served as the direct liaison between individual divisions and the overarching unit, transforming intent from superiors into action and success over an 18 month work up and deployment.

Rifle Platoon Commander
May 2016 - June 2019 (3 years 2 months)
Camp Pendleton, California

Leader of a cohesive 45 person team. Responsible for the training, readiness and livelihood of all team members encompassing two deployments. Mentored and developed these young men, cultivating passion for their work and the motivation to overcome life’s most challenging adversities.

Education

United States Naval Academy
Bachelor of Science - BS, Political Science: International Relations · (2012 - 2016)

Berkshire School
· (2008 - 2012)